Exhibit 99.(a)(1)(A)

MEDICAL PROPERTIES TRUST, INC.
OFFER TO PURCHASE
FOR CASH ANY AND ALL OF MPT OPERATING PARTNERSHIP, L.P.’S
OUTSTANDING 6.125% EXCHANGEABLE SENIOR NOTES DUE 2011

THE TENDER OFFER (AS DEFINED BELOW) WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 7, 2010 (INCLUSIVE OF MAY 7, 2010), UNLESS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS OF THE NOTES (AS DEFINED BELOW) MUST VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR NOTES ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE THE APPLICABLE TOTAL CONSIDERATION (AS DEFINED BELOW). NOTES MAY BE WITHDRAWN AT OR PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 7, 2010 (INCLUSIVE OF MAY 7, 2010), UNLESS EXTENDED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “WITHDRAWAL DATE”), BUT NOT THEREAFTER.

Medical Properties Trust, Inc., a Maryland corporation (“Medical Properties Trust,” the “Company,” “we” or “us”) hereby offers to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), any and all of MPT Operating Partnership L.P.’s (the “Operating Partnership”) outstanding 6.125% Exchangeable Senior Notes due 2011 from each registered holder of Notes (each, a “Holder”). The Operating Partnership’s 6.125% Exchangeable Senior Notes due 2011, CUSIP No. 55342NAE0, are referred to herein as the “Notes” and our offer to purchase such Notes pursuant to the Offer Documents is referred to herein as the “Tender Offer.” The Operating Partnership is an indirect subsidiary of the Company.

Subject to the terms and conditions of the Tender Offer, Holders who validly tender, and do not validly withdraw, their Notes pursuant to the Tender Offer at or prior to the Expiration Date, will receive $1,030 for each $1,000 principal amount of Notes purchased pursuant to the Tender Offer (the “Total Consideration”), plus accrued and unpaid interest to, but not including, the date on which we will pay the Total Consideration in respect of the Notes validly tendered (and not validly withdrawn) and accepted for purchase by us (the “Settlement Date”). The Settlement Date is expected to occur promptly following the Expiration Date.

The Tender Offer is not conditioned on any minimum amount of Notes being tendered. However, the Tender Offer is conditioned on the consummation of the proposed public offering of shares of the Company’s common stock announced on April 12, 2010 (the “Equity Offering”) and our receipt of the consent of lenders under our existing credit facilities, and is subject to the satisfaction or waiver of the other conditions to the Tender Offer set forth herein. This Tender Offer shall not constitute an offer to sell or the solicitation of an offer to buy the shares of common stock in the Equity Offering.

We reserve the right, at any time or at various times, subject to applicable law, to waive any and all of the conditions to the Tender Offer, in whole or in part, other than those dependent upon the receipt of necessary government approvals. We further expressly reserve our right to amend or terminate the Tender Offer.

The outstanding Notes are represented by global certificates registered in the name of The Depository Trust Company or its nominee (“DTC”). As a result, all Holders electing to tender pursuant to this Tender Offer must do so pursuant to DTC’s book-entry procedures.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Tender Offer. In particular, see “Certain Significant Considerations” beginning on page 22 for a discussion of certain factors you should consider in connection with this Tender Offer.

NONE OF MEDICAL PROPERTIES TRUST, THE DEALER MANAGER (AS DEFINED HEREIN), THE INFORMATION AGENT (AS DEFINED HEREIN), THE DEPOSITARY (AS DEFINED HEREIN) OR THE TRUSTEE FOR THE NOTES OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION IN CONNECTION WITH THE TENDER OFFER.

THE TENDER OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THE TENDER OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Dealer Manager for the Tender Offer is:

Deutsche Bank Securities

April 12, 2010

Other Matters

Under no circumstances will any interest on the Total Consideration be payable because of any delay in the transmission of funds to Holders by the Depositary or DTC. Notes accepted for purchase by Medical Properties Trust will be returned to the trustee for the Notes for cancellation.

Notwithstanding any other provision of the Tender Offer, Medical Properties Trust’s obligation to accept for purchase, and to pay for, Notes validly tendered (and not validly withdrawn) pursuant to the Tender Offer is subject to and conditioned upon, the satisfaction of or, where applicable, its waiver of, the conditions, other than, in the case of any waiver, those dependent upon the receipt of necessary government approvals, set forth herein. See “Terms of the Tender Offer—Conditions to the Tender Offer.”

Medical Properties Trust reserves the right, subject to applicable law, to:

•	waive any and all conditions to the Tender Offer, other than those dependent upon the receipt of necessary government approvals;

•	extend, withdraw or terminate the Tender Offer; or

•	otherwise amend the Tender Offer in any respect, including, without limitation, an increase in the Total Consideration.

If the Tender Offer is terminated, the Notes tendered pursuant to the Tender Offer will promptly be returned to the tendering Holders.

None of Medical Properties Trust, the Depositary, the Information Agent, the Dealer Manager or the trustee for the Notes or any of their respective affiliates is making any recommendation as to whether Holders should tender Notes in response to the Tender Offer.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE A DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

IMPORTANT INFORMATION

Any Holder desiring to tender Notes should (a) tender through DTC pursuant to DTC’s Automated Tender Offer Program (“ATOP”), (b) request the Holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction or (c) if the Notes are held in certificated form, complete and sign the accompanying Letter of Transmittal or a facsimile copy of the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary and deliver the certificates for the tendered Notes to the Depositary. A Holder with Notes held through a broker, dealer, commercial bank, trust company or other nominee must contact that party if such Holder desires to tender those Notes and give that party appropriate instructions to tender such Notes on the Holder’s behalf. Tendering Holders will not be obligated to pay brokerage fees or commissions to any of Medical Properties Trust, the Dealer Manager, the Depositary or the Information Agent. Holders whose Notes are held by a nominee should contact such nominee to determine whether a fee will be charged for tendering Notes pursuant to the Tender Offer.

There are no guaranteed delivery provisions applicable to the Tender Offer. Holders must tender their Notes in accordance with the procedures set forth under “Terms of the Tender Offer—Procedures for Tendering.”

Any extension, termination or amendment of the Tender Offer will be followed as promptly as practicable by a public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously announced Expiration Date. The foregoing rights are in addition to our right to delay acceptance for payment of any Notes tendered or the payment for Notes accepted for payment in order to comply in whole or in part with any applicable law, subject to Rules 13e-4 and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

Requests for additional copies of this Offer to Purchase and the Letter of Transmittal and requests for assistance relating to the procedures for tendering Notes may be directed to the Information Agent at its address and telephone numbers on the back cover of this Offer to Purchase. Requests for assistance relating to the terms and conditions of the Tender Offer may be directed to the Dealer Manager at its address and telephone numbers on the back cover of this Offer to Purchase. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance regarding the Tender Offer.

This Offer to Purchase contains important information that Holders are urged to read before making any decision with respect to the Tender Offer.

This Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities or “blue sky” laws. In those jurisdictions where the securities, “blue sky” or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on the Company’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of Medical Properties Trust or the Operating Partnership since the date hereof.

No foreign, federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this Offer to Purchase. Any representation to the contrary is unlawful and may be a criminal offense.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase or the Letter of Transmittal, and, if given or made, such information or representation may not be relied upon as having been authorized by Medical Properties Trust, the Dealer Manager, the Depositary, the Information Agent or the trustee for the Notes.

From time to time following the Expiration Date or other date of termination of the Tender Offer, subject to applicable law, Medical Properties Trust or its affiliates may acquire any Notes that are not tendered pursuant to such Tender Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as Medical Properties Trust may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof Medical Properties Trust or its affiliates will choose to pursue in the future.

Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither Medical Properties Trust nor its affiliates may purchase any Notes other than pursuant to the Tender Offer until 10 business days after the applicable Expiration Date or other date of termination of the Tender Offer.

v

IMPORTANT DATES

Holders of Notes should take note of the following important dates in connection with the Tender Offer:

Date	Calendar Date and Time	Event

Withdrawal Date	12:00 midnight, New York City time, on May 7, 2010 (inclusive of May 7, 2010) (except as may be required by law as determined by Medical Properties Trust), unless extended by Medical Properties Trust in its sole discretion.	The deadline for Holders to validly withdraw tenders of Notes.
Expiration Date	12:00 midnight, New York City time, on May 7, 2010 (inclusive of May 7, 2010), unless extended by Medical Properties Trust in its sole discretion or as required by law.	The deadline for Holders to validly tender Notes in order to be eligible to receive the Total Consideration for such Notes, subject to the terms and conditions of the Tender Offer.
Settlement Date	The payment date for the Tender Offer is expected to occur promptly following the applicable Expiration Date.	Medical Properties Trust will, or will cause one or more of its subsidiaries to, deposit with the Depositary or, upon the Depositary’s instructions, with DTC the amount of cash necessary to pay, or arrange for payment to, each Holder of Notes that are accepted for payment the applicable Total Consideration plus accrued and unpaid interest to, but not including, the Settlement Date in respect of such Notes.

SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere or incorporated by reference in this Offer to Purchase. Each undefined capitalized term used in this Summary has the meaning set forth elsewhere in this Offer to Purchase.

The Offeror	Medical Properties Trust is a Maryland corporation, with its principal corporate offices located at 1000 Urban Center Drive, Suite 501, Birmingham, Alabama 35242. Medical Properties Trust’s telephone number is (205) 969-3755.

Notes	The 6.125% Exchangeable Senior Notes due 2011, or the Notes, were issued by the Operating Partnership. As of April 12, 2010, there was $138 million aggregate principal amount of Notes outstanding.

The Tender Offer	Medical Properties Trust is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, any or all of the outstanding Notes. Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Following completion of the Tender Offer, any such Notes purchased will be cancelled.

Total Consideration	The Total Consideration for the Notes shall be $1,030 per $1,000 principal amount of Notes purchased.

Accrued Interest	Accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date will be paid on the Notes purchased pursuant to the Tender Offer.

Withdrawal Date	12:00 midnight, New York City time, on May 7, 2010 (inclusive of May 7, 2010) (except as may be required by law as determined by Medical Properties Trust), unless extended by Medical Properties Trust in its sole discretion.

Expiration Date	12:00 midnight, New York City time, on May 7, 2010 (inclusive of May 7, 2010), unless extended by Medical Properties Trust in its sole discretion or as required by law, in which case the Expiration Date will be such date to which the Expiration Date is extended.

Settlement Date	The Settlement Date for the Tender Offer will occur promptly following the applicable Expiration Date. The applicable Total Consideration for the Notes accepted for payment together with accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date will be payable on such Notes on the Settlement Date.

Acceptance of Tendered Notes and Payment	Upon the terms of the Tender Offer and subject to the satisfaction or waiver of the conditions, other than, in the case of any waiver, those dependent upon the receipt of necessary government approvals, to the Tender Offer specified in this Offer to Purchase, Medical Properties Trust will (a) accept for purchase Notes validly tendered (or defectively tendered, if Medical Properties Trust waives such defect) and not validly withdrawn, and (b) promptly pay the applicable Total Consideration (plus accrued and unpaid interest), on the Settlement Date for all Notes accepted for purchase in the Tender Offer. Medical Properties Trust reserves the right, subject to applicable law, to increase the Total Consideration in its sole discretion.

Conditions to the Tender Offer	Medical Properties Trust’s obligation to accept for purchase, and pay for, validly tendered Notes that have not been validly withdrawn is conditioned on the closing of the Equity Offering and our receipt of the consent of lenders under our existing credit facilities and is subject to and conditioned upon satisfaction or, where applicable, waiver of the other conditions, other than, in the case of any waiver, those dependent upon the receipt of necessary government approvals, set forth herein. See “Terms of the Tender Offer—Conditions to the Tender Offer.” The Tender Offer is not conditioned on any minimum amount of Notes being tendered. Medical Properties Trust expressly reserves the right, in its sole discretion in accordance with applicable law, to amend or terminate the Tender Offer.

How to Tender Notes	See “Terms of the Tender Offer—Procedures for Tendering.” For further information, call the Depositary, the Information Agent or the Dealer Manager, or consult your broker, dealer, commercial bank or trust company for assistance.

Purpose of the Tender Offer; Source of Funds	The purpose of the Tender Offer is to purchase and cancel any or all of the Notes prior to their maturity, which is expected to reduce our indebtedness.

Medical Properties Trust intends to finance the Tender Offer with the proceeds of the Equity Offering. There can be no assurance that the Equity Offering will be completed. The Tender Offer is subject to the consummation of the Equity Offering, our receipt of the consent of lenders under our existing credit facilities and the other conditions set forth under “Terms of the Tender Offer — Conditions to the Tender Offer,” but is not conditioned on the tender of any minimum amount of Notes. The Offer to Purchase and the accompanying Letter of Transmittal are not an offer to sell or a solicitation of an offer to buy shares of our common stock in the Equity Offering.

Certain Considerations	See “Certain Significant Considerations” for a discussion of certain factors that should be considered in evaluating the Tender Offer.

Certain United States Federal Income Tax Considerations	For a discussion of certain United States Federal income tax considerations applicable to Holders of Notes participating in the Tender Offer, see “Certain United States Federal Income Tax Considerations.”

Untendered or Unpurchased Notes	Any tendered Notes that are not accepted for purchase by Medical Properties Trust will be returned without expense to the tendering Holders. Notes not tendered or otherwise not purchased pursuant to the Tender Offer will remain outstanding. Any Notes that remain outstanding will continue to be the obligation of the Operating Partnership. Holders of those Notes will continue to have all the rights associated with those Notes. To the extent that Notes are purchased pursuant to the Tender Offer, the aggregate principal amount of Notes that remains outstanding will be reduced. This may adversely affect the liquidity of and, consequently, the market price for the Notes that remain outstanding.

Dealer Manager	Deutsche Bank Securities Inc. is acting as Dealer Manager in connection with the Tender Offer (the “Dealer Manager”). The Dealer Manager’s contact information appears on the back cover of this Offer to Purchase.

Information Agent	Global Bondholder Services Corporation is serving as the Information Agent in connection with the Tender Offer. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent. The Information Agent’s contact information appears on the back cover of this Offer to Purchase.

Depositary	Global Bondholder Services Corporation is also serving as the Depositary in connection with the Tender Offer. The Depositary’s contact information appears on the back cover of this Offer to Purchase.

INFORMATION ABOUT MEDICAL PROPERTIES TRUST

We are a self-advised real estate investment trust, or REIT, that acquires, develops, leases and makes other investments in healthcare facilities providing state-of-the-art healthcare services. We lease our facilities to healthcare operators pursuant to long-term net leases, which require the tenant to bear most of the costs associated with the property. In addition, we make long-term, interest-only mortgage loans to healthcare operators, and, from time to time, we also make working capital and acquisition loans to our tenants.

We were formed as a Maryland corporation on August 27, 2003 to succeed to the business of Medical Properties Trust, LLC, a Delaware limited liability company, which was formed in December 2002. We have operated as a REIT since April 6, 2004, and accordingly, elected REIT status upon the filing in September 2005 for our calendar year 2004 federal income tax return. To qualify as a REIT, we made a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to our stockholders. As a REIT, we are not subject to corporate federal income tax with respect to income distributed to our stockholders.

We conduct substantially all of our business through our subsidiaries, the Operating Partnership and MPT Development Services, Inc., our taxable REIT subsidiary.

At April 9, 2010, our portfolio consisted of 51 properties: 46 facilities (of the 48 facilities that we own) are leased to 14 tenants, two are presently not under lease, and the remaining three assets are in the form of first mortgage loans to two operators. Our owned facilities consisted of 21 general acute care hospitals, 13 long-term acute care hospitals, six inpatient rehabilitation hospitals, two medical office buildings, and six wellness centers. The non-owned facilities on which we have made mortgage loans consist of general acute care facilities.

Our principal corporate offices are located at 1000 Urban Center Drive, Suite 501, Birmingham, Alabama 35242. We can be contacted at (205) 969-3755. We maintain a website at www.medicalpropertiestrust.com. The information contained on our website is not incorporated by reference herein, and you must not consider the information to be part of this Offer to Purchase.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Our reference to the SEC’s website is intended to be an inactive textual reference only. In addition, you may read our SEC filings at the offices of the New York Stock Exchange (the “NYSE”), which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is traded on the NYSE under the symbol of “MPW.”

Medical Properties Trust has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Tender Offer. The Schedule TO, together with any exhibits or amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth in the previous paragraph.

The SEC allows us to “incorporate by reference” into this Offer to Purchase the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this Offer to Purchase. Later information filed with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Tender Offer is completed or terminated:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009, filed as of February 12, 2010, as amended by our Annual Report on Form 10-K/A for the year ended December 31, 2009, filed as of April 9, 2010;

•	Our Definitive Proxy Statement on Schedule 14A, filed as of April 9, 2010; and

•	Our Current Report on Form 8-K, filed as of February 12, 2010.

In addition, this Offer to Purchase constitutes a part of the Schedule TO filed by Medical Properties Trust with the SEC on April 12, 2010 pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated by reference in this Offer to Purchase.

We will provide without charge to each person to whom an Offer to Purchase is delivered, upon the written request of such person, a copy of any and all of the information incorporated by reference in this Offer to Purchase (excluding exhibits to such information unless such exhibits are specifically incorporated by reference herein). Requests should be directed to the Information Agent at its address set forth on the back cover page of this Offer to Purchase. The information contained or incorporated by reference in this Offer to Purchase does not purport to be complete and should be read together with the information contained in the incorporated documents.

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Offer to Purchase and the Letter of Transmittal and, if given or made, such information or representation may not be relied upon as having been authorized by Medical Properties Trust, the Dealer Manager, the Depositary or the Information Agent. You should rely only on the information contained or incorporated by reference in this Offer to Purchase and the Letter of Transmittal or to which we have referred you.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase regarding the Tender Offer, Medical Properties Trust and our businesses contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. Forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects, among others, are forward-looking by their nature:

•	our business strategy;

•	our projected operating results;

•	our ability to successfully close our offering of common stock;

•	our ability to acquire or develop net-leased facilities;

•	availability of suitable facilities to acquire or develop;

•	our ability to enter into, and the terms of, our prospective leases and loans;

•	our ability to raise additional funds through offerings of our debt and equity securities;

•	our ability to obtain future financing arrangements;

•	estimates relating to, and our ability to pay, future distributions;

•	our ability to compete in the marketplace;

•	market trends;

•	lease rates and interest rates;

•	projected capital expenditures; and

•	the impact of technology on our facilities, operations and business.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Many factors could cause actual results to vary from our forward-looking statements. These factors include, but are not limited to the following:

•	factors referenced in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business;”

•	national and local economic, business, real estate and other market conditions;

•	the competitive environment in which we operate;

•	the execution of our business plan;

•	financing risks;

•	acquisition and development risks;

•	potential environmental contingencies, and other liabilities;

•	other factors affecting the real estate industry generally or the healthcare real estate industry in particular;

•	our ability to attain and maintain our status as a REIT for federal and state income tax purposes;

•	our ability to attract and retain qualified personnel;

•	federal and state healthcare regulatory requirements; and

•	the impact of the recent credit crisis and global economic slowdown, which has had and may continue to have a negative effect on the following, among other things:

•	the financial condition of our tenants, our lenders, counterparties to our capped call transactions and institutions that hold our cash balances, which may expose us to increased risks of default by these parties;

•	our ability to obtain debt financing on attractive terms or at all, which may adversely impact our ability to pursue acquisition and development opportunities and refinance existing debt and our future interest expense; and

•	the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis.

When we use the words “believe,” “expect,” “may,” “potential,” “anticipate,” “estimate,” “plan,” “will,” “could,” “intend” or similar expressions, we are identifying forward-looking statements. You should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as required by law, we disclaim any obligation to update such statements or to publicly announce the result of any revisions to any of the forward-looking statements contained in this Offer to Purchase to reflect future events or developments.

PURPOSE OF THE TENDER OFFER; SOURCE OF FUNDS

The purpose of the Tender Offer is to purchase and cancel any and all of the outstanding Notes prior to their maturity, which is expected to reduce our indebtedness. We will deliver the Notes that we purchase in the Tender Offer to the trustee for the Notes for cancellation, and these Notes will cease to be outstanding. Any Notes that remain outstanding after the completion of the Tender Offer will continue to be the Operating Partnership’s obligations. Holders of these Notes will continue to have all rights associated with these Notes. We are not seeking the approval of Holders for any amendment to the Notes or the indenture governing the Notes.

The total amount of funds required to purchase all of the outstanding Notes is estimated to be approximately $142.1 million, plus the accrued and unpaid interest to, but not including, the date of payment on the Notes accepted for payment. We intend to finance such purchase with the proceeds of the Equity Offering. There can be no assurance that the Equity Offering will be completed. If the Equity Offering is not completed, we will not be required to accept for purchase, or to pay for, any Notes. The Tender Offer is conditioned on the consummation of the Equity Offering, our receipt of the consent of lenders under our existing credit facilities and the other conditions set forth under “Term of the Tender Offer — Conditions to the Tender Offer,” but is not conditioned on the tender of any minimum amount of Notes. The Offer to Purchase and the accompanying Letter of Transmittal are not an offer to sell, or a solicitation of an offer to buy, shares of our common stock offered in the Equity Offering.

TERMS OF THE TENDER OFFER

General

We are offering to purchase for cash any and all of the outstanding Notes, upon the terms and subject to the conditions set forth in this Offer to Purchase. The consideration offered for the Notes validly tendered, not validly withdrawn on or prior to the Withdrawal Date, and accepted for purchase will be the Total Consideration in the amount of $1,030 for each $1,000 principal amount of Notes purchased, which will be payable on the Settlement Date.

Upon the terms and subject to the conditions of the Tender Offer, in addition to the Total Consideration, Holders, who validly tender and do not validly withdraw their Notes in the Tender Offer and whose Notes are accepted for purchase, will also be paid accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date, on such Notes payable on the Settlement Date. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depositary or DTC.

Neither the Company, nor the Dealer Manager, the Depositary, the Information Agent or the trustee of the Notes or any of their respective affiliates makes any recommendation to any Holder whether to tender or refrain from tendering any or all of such Holder’s Notes and none of them has authorized any person to make any such recommendation. Holders must make their own decisions with regard to tendering Notes.

Conditions to the Tender Offer

Notwithstanding any other term of the Tender Offer, and in addition to (and not in limitation of) our right to extend or amend the Tender Offer at any time, in our sole discretion, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rules 13e-4 and 14e-l under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Notes, and may terminate the Tender Offer, if, before such time as any Notes have been accepted for payment pursuant to the Tender Offer, the Equity Offering has not been consummated, or we have not received the consent of lenders under our existing credit facilities, or any of the following events or conditions exist or shall occur and remain in effect or shall be determined by us in our reasonable judgment to exist or have occurred:

(1) there shall have been instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign (or any such action, suit or proceeding has been threatened in writing by any such body or person), or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Tender Offer or the acquisition of Notes pursuant to the Tender Offer, or is otherwise related in any manner to, or otherwise affects, the Tender Offer;

(2) there shall have been any action taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer, Medical Properties Trust, or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign (or any such action has been threatened in writing by any such body), which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in paragraph (1) above;

(3) we have determined in our reasonable judgment that the acceptance for payment of, or payment for, some or all of the Notes in the Tender Offer would violate, conflict with or constitute a breach of any order, statute, law, rule, regulation, executive order, decree, or judgment of any court to which Medical Properties Trust or any of our subsidiaries, may be bound or subject;

(4) at any time on or after the date of this Offer to Purchase, any change (or any condition, event or development involving a prospective change) shall have occurred in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of Medical Properties Trust or any of its subsidiaries, which, in our reasonable judgment, is or may be materially adverse, or we will have become aware of any fact which, in our reasonable judgment, has or may have material adverse significance with respect to Medical Properties Trust or any of our subsidiaries;

(5) the trustee for the Notes shall have objected in any respect to, or takes any action that would be reasonably likely to materially and adversely affect the consummation of the Tender Offer or takes any action that challenges the validity or effectiveness of the procedures used by us in consummating the Tender Offer;

(6) at any time on or after the date of this Offer to Purchase, there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or market in the United States for a period in excess of three hours;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in our reasonable judgment, might materially adversely affect the extension of credit by banks or other lending institutions in the United States;

•	the commencement or declaration of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States since the close of business on the date of this Offer to Purchase;

•	a material adverse change in United States currency exchange rates or a suspension of, or limitation on, the markets for U.S. dollars;

•	any decline in either the Dow Jones Industrial Average or the Standard & Poor’s Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date of this Offer to Purchase;

•	any decline in the market price of the Notes by an amount in excess of 5% measured from the close of business on the date of this Offer to Purchase as reported by TRACE (Trade Reporting and Compliance Engine);

•	a material impairment in the trading market for debt securities in the United States;

•	in the case of any of the foregoing existing at the opening of business on the date of this Offer to Purchase, a material acceleration or worsening thereof; or

(7) any approval, permit, authorization, consent or other action of any domestic or foreign governmental, administrative or regulatory agency, authority, tribunal or third party shall not have been obtained on terms satisfactory to us, which, in our reasonable judgment in any such case, and regardless of the circumstances (including any action or inaction by us or any of our affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Tender Offer and/or with such acceptance for payment or payment.

The foregoing conditions are for our sole benefit and the failure of any such condition to be satisfied may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to any such failure and any such failure may be waived by us, other than those dependent upon the receipt of necessary government approvals, in whole or in part at any time and from time to time in our sole discretion.

If any of the foregoing conditions to the Tender Offer shall not have been satisfied or waived by us, other than, in the case of any waiver, those dependent upon the receipt of necessary government approvals, we reserve the right, but will not be obligated, subject to applicable law, to:

•	return Notes tendered pursuant to the Tender Offer to tendering Holders;

•	waive all unsatisfied conditions, other than those dependent upon the receipt of necessary government approvals, and accept for payment and purchase all Notes that are validly tendered on or prior to the Expiration Date;

•	extend the Withdrawal Date or the Expiration Date and retain all tendered Notes until the purchase date for the Tender Offer; or

•	otherwise amend the Tender Offer.

Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Subject to applicable law, we may also terminate the Tender Offer in our sole discretion.

Plans, Proposals or Negotiations

Except as disclosed in this Offer to Purchase (including documents incorporated by reference herein), neither we nor the Operating Partnership currently have any plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any material change in our present dividend rate or policy, our capitalization, indebtedness;

•	except in connection with Medical Properties Trust’s ongoing consideration of adding members to the board of directors, there are no additional plans for any change in our present board of directors or management or any plans or proposals to change the number or term of the board of directors (although we may fill vacancies arising on the board of directors) or to change any material term of the employment contract of any executive officer;

•	any other change in the structure or business of the Company or the Operating Partnership;

•	our common stock ceasing to be listed on the New York Stock Exchange;

•	our common shares becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under the Exchange Act;

•	the acquisition or disposition by any person of our securities other than the Equity Offering and acquisitions or dispositions made in the ordinary course of business; or

•	any changes in the governing instruments of the Company or the Operating Partnership, or other actions that could impede the acquisition of control of us.

Procedures for Tendering

The following summarizes the procedures to be followed by all Holders in tendering their Notes.

Expiration Date; Withdrawal Date; Extensions; Amendments

The Expiration Date is 12:00 midnight, New York City time, on May 7, 2010 (inclusive of May 7, 2010), unless extended, in which case the Expiration Date will be such date to which the Expiration Date is extended. The Withdrawal Date with respect to the Notes is 12:00 midnight, New York City time, on May 7, 2010 (inclusive of May 7, 2010), unless extended, in which case the Withdrawal Date will be such date to which such Withdrawal Date is extended. Tenders of Notes may be withdrawn at any time on or prior to the Withdrawal Date, unless extended, in which case the tenders of Notes may be withdrawn prior to the date to which the Withdrawal Date for such Notes is extended. Subject to applicable law, Medical Properties Trust, in its sole discretion, may extend the Expiration Date or the Withdrawal Date for any purpose, including in order to permit the satisfaction or waiver of any or all conditions, other than, in the case of any waiver, those dependent upon the receipt of necessary government approvals, to the Tender Offer. In the event that the Expiration Date or the Withdrawal Date is extended, Medical Properties Trust will notify the Depositary and will make a public announcement thereof before 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date or Withdrawal Date, as applicable. Such announcement will state that Medical Properties Trust is extending the Expiration Date or the Withdrawal Date, for a specified period or on a daily basis. Without limiting the manner in which Medical Properties Trust may choose to make a public announcement of any extension, amendment or termination of the Tender Offer, Medical Properties Trust will not be obligated to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release to Business Wire or the Dow Jones News Service or otherwise as required by law.

Medical Properties Trust expressly reserves the right, subject to applicable law, to:

•	delay accepting any Notes, extend the Tender Offer periods or terminate the Tender Offer and not accept any Notes; and

•	amend, modify or, waive at any time, or from time to time, the terms of the Tender Offer, including, a waiver of any conditions to consummation of the Tender Offer, other than those dependent upon the receipt of necessary government approvals.

If Medical Properties Trust exercises any such right, Medical Properties Trust will give written notice thereof to the Depositary and will make a public announcement thereof as promptly as practicable.

The minimum period during which the Tender Offer will remain open following material changes in the terms of such Tender Offer or in the information concerning such Tender Offer will depend upon the facts and circumstances of such change, including the relative materiality of the changes. If any of the terms of the Tender Offer are amended in a manner determined by Medical Properties Trust to constitute a material change adversely affecting any Holder, Medical Properties Trust will promptly disclose any such amendment in a manner reasonably calculated to inform Holders of such amendment, and Medical Properties Trust will extend such Tender Offer for a time period that Medical Properties Trust deems appropriate or as required by law, depending upon the significance of the amendment and the manner of disclosure to Holders, if such Tender Offer would otherwise expire during such time period.

If Medical Properties Trust extends the Tender Offer, or if Medical Properties Trust is delayed in its acceptance for payment of, or payment for, Notes or is unable to accept for payment or to pay for such Notes pursuant to the Tender Offer for any reason, then, upon extension of such Tender Offer without prejudice to Medical Properties Trust’s rights under such Tender Offer, the Depositary may retain tendered Notes on behalf of Medical Properties Trust. However, the ability of Medical Properties Trust to delay the payment for Notes that Medical Properties Trust has accepted for payment is limited by Rules 13e-4 and 14e-1(c) under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of Holders promptly after the termination or withdrawal of a tender offer.

If Medical Properties Trust makes a material change in the terms of the Tender Offer or the information concerning the Tender Offer, Medical Properties Trust will disseminate additional offering materials and extend such Tender Offer to the extent required by law, including Rules 13e-4 and 14e-1 under the Exchange Act, as applicable.

How to Tender Notes

For a Holder to validly tender Notes pursuant to the Tender Offer, a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date. In addition, on or prior to the Expiration Date, either (a) such Holder’s Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including an Agent’s Message if the tendering Holder has not delivered a Letter of Transmittal) or (b) certificates for tendered Notes must be received by the Depositary at such address. To tender Notes that are held through DTC, DTC participants should transmit their acceptance through ATOP, and DTC will then edit and verify the acceptance and send an Agent’s Message to the Depositary for its acceptance.

If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unpurchased Notes are to be issued to a person other than the registered Holder, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the registered Holder appears on the certificates, with the signature on the certificates or bond powers guaranteed as described below.

Any beneficial owner whose Notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender Notes should contact such registered Holder promptly and instruct the Holder to tender such Notes on the beneficial owner’s behalf. If such beneficial owner wishes to tender such Notes itself, such beneficial owner must, before completing and executing the Letter of Transmittal and delivering such Notes, either make appropriate arrangements to register ownership of the Notes in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time. The tender by a Holder pursuant to the procedures set forth herein will constitute an agreement between such Holder and Medical Properties Trust in accordance with the terms and subject to the conditions set forth herein.

By tendering Notes pursuant to the Tender Offer, the Holder will be deemed to have represented and warranted that such Holder has full power and authority to tender, sell, assign and transfer the Notes tendered thereby and that when such Notes are accepted for purchase and payment by Medical Properties Trust, Medical Properties Trust will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right and will cause such Notes to be delivered in accordance with the terms of the Tender Offer. The Holder will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the Depositary or by Medical Properties Trust to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered thereby. In addition, the Holder will be deemed to have released Medical Properties Trust, the Operating Partnership and their respective affiliates from any and all claims that Holders may have arising out of or relating to the Notes validly tendered and not withdrawn and accepted for purchase by us.

Holders desiring to tender Notes pursuant to ATOP must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC. Except as otherwise provided herein, delivery of Notes will be deemed made only when (a) the Agent’s Message or (b) the Letter of Transmittal and certificates of the tendered Notes are actually received by the Depositary. No documents should be sent to Medical Properties Trust, the Dealer Manager, or the Information Agent (except in its capacity as Depositary).

Guarantee of Signature

Signatures on a Letter of Transmittal must be guaranteed by a recognized participant (a “Medallion Signature Guarantor”) in the Securities Transfer Agents’ Medallion Program, unless the Notes tendered thereby are tendered (a) by the registered Holder of such Notes and that Holder has not completed either of the boxes entitled “Special Payment and Delivery Instructions” on the Letter of Transmittal, or (b) for the account of a firm that is a member of a registered national securities exchange or the Financial Industry Regulatory Authority or is a commercial bank or trust company having an office in the United States (each, an “Eligible Institution”).

Book-Entry Transfer

The Depositary will establish an account with respect to the Notes at DTC for purposes of the Tender Offer within two business days of the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Depositary’s account at DTC, an Agent’s Message, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message, stating (a) the aggregate principal amount of Notes that have been tendered by such participant pursuant to the Tender Offer, (b) that such participant has received this Offer to Purchase and the Letter of Transmittal and agrees to be bound by the terms of the Tender Offer as described in this Offer to Purchase and the Letter of Transmittal and (c) that Medical Properties Trust may enforce such agreement against such participant.

Any acceptance of an Agent’s Message transmitted through ATOP is at the election and risk of the person transmitting an Agent’s Message and delivery will be deemed made only when actually received by the Depositary.

No Guaranteed Delivery

There are no guaranteed delivery provisions applicable to the Tender Offer under the terms of this Offer to Purchase or any other offer materials. Holders must tender their Notes in accordance with the procedures set forth above under “—Procedures for Tendering.”

Withholding Tax

Under United States federal income tax laws, the Depositary may be required to withhold on payments made to certain Holders who tender Notes pursuant to the Tender Offer. See “Certain United States Federal Income Tax Considerations” below.

Lost or Missing Certificates

If a Holder wishes to tender Notes pursuant to the Tender Offer, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, the Holder should write to, or telephone, the trustee for the Notes at its address or telephone number about procedures for obtaining replacement certificates for such Notes and arranging for indemnification or any other matter that requires the trustee to take action.

Transfer of Ownership of Tendered Notes

Holders may not transfer record ownership of any Notes validly tendered and not validly withdrawn. Beneficial ownership in tendered Notes may be transferred by the Holder by delivering to the Depositary at its address set forth on the back cover of this Offer to Purchase an executed Letter of Transmittal identifying the name of the person who deposited the Notes to be transferred and completing the “Special Payment and Delivery Instructions” box with the name of the transferee (or, if tendered by book-entry transfer, the name of the DTC participant on the security listing position listed as the transferee of such Notes) and the principal amount of the Notes to be transferred. If certificates have been delivered or otherwise identified (through a Book-Entry Confirmation with respect to such Notes) to the Depositary, the name of the Holder who deposited the Notes, the name of the transferee and the certificate numbers relating to such Notes should also be provided in the Letter of Transmittal. A person who succeeds to the beneficial ownership of tendered Notes pursuant to these procedures will be entitled to receive the applicable purchase price of the Notes and any applicable accrued and unpaid interest if the Notes are accepted for payment, or to receipt of the tendered Notes if the Tender Offer is terminated, provided, in each case, that Medical Properties Trust has been given proper and timely instructions as to the identity of such person and the address to which to deliver such purchase price or Notes.

Compliance with “Short Tendering” Rule

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender securities in a partial tender offer for his own account unless the person so tendering such securities (a) has a net long position equal to or greater than the aggregate principal amount of the securities being tendered and (b) will cause such securities to be delivered in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Notes in the Tender Offer under any of the procedures described above will constitute a binding agreement between the tendering Holder and Medical Properties Trust with respect to the Tender Offer upon the terms and subject to the conditions of the Tender Offer, including the tendering Holder’s acceptance of the terms and conditions of the Tender Offer, as well as the tendering Holder’s representation and warranty that (a) such Holder has a net long position in the Notes being tendered pursuant to the Tender Offer within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Notes complies with Rule 14e-4.

Other Matters

Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Notes tendered in accordance with the terms and subject to the conditions of the Tender Offer, a tendering Holder will be deemed to have agreed to sell, assign and transfer to, or upon the order of, Medical Properties Trust, all right, title and interest in and to all of the Notes tendered and accepted for purchase pursuant to the terms hereof (and subject to proration) and waives any and all other rights with respect to such Notes (including, without limitation, any existing or past defaults and their consequences in respect of the Notes and the indenture under which such Notes were issued) and releases and discharges each of Medical Properties Trust and the Operating Partnership from any and all claims the Holder may have now, or may have in the future, arising out of, or related to, such Notes, including, without limitation, any claims that the Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any repurchase, redemption or defeasance of the Notes. In addition, by tendering Notes pursuant to the Tender Offer, a Holder will be deemed to have irrevocably constituted and appointed the Depositary the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as the agent of Medical Properties Trust) with respect to any tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver such Notes or transfer ownership of such Notes on the account books maintained by DTC together with all accompanying evidences of transfer and authenticity, to or upon the order of Medical Properties Trust, (b) present such Notes for transfer on the register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes, including receipt of funds from Medical Properties Trust for the applicable purchase price for any Notes tendered pursuant to the Tender Offer that are purchased by Medical Properties Trust and transfer such funds to the Holder, all in accordance with the terms of the Tender Offer.

By tendering Notes pursuant to the Tender Offer, the Holder will be deemed to have agreed that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depositary, until receipt by the Depositary of (a) a properly transmitted Agent’s Message or (b) a properly completed and duly executed Letter of Transmittal and the certificates of the tendered Notes accompanying the Letter of Transmittal together with all accompanying evidences of authority and any other required documents in form satisfactory to Medical Properties Trust. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Notes pursuant to the procedures described in the Offer to Purchase and the Letter of Transmittal and the form and validity of all documents will be determined by Medical Properties Trust in its sole discretion.

Notwithstanding any other provision of the Tender Offer, payment of the applicable Total Consideration plus accrued and unpaid interest on the Notes tendered and accepted for purchase pursuant to the Tender Offer will occur only after timely receipt by the Depositary of (a) a Book-Entry Confirmation with respect to such Notes, together with an Agent’s Message and any other required documents or (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, for the Notes accompanying the Letter of Transmittal and any other required documentation. The tender of Notes pursuant to the Tender Offer by one of the procedures set forth above will constitute an agreement between the tendering Holder and Medical Properties Trust in accordance with the terms and subject to the conditions of this Tender Offer. The method of delivery of the Letter of Transmittal, certificates for Notes and all other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Alternative, conditional or contingent tenders will not be considered valid.  Medical Properties Trust reserves the absolute right to reject any or all tenders of Notes that are not in proper form or the acceptance of which would, in Medical Properties Trust’s opinion, be unlawful. Medical Properties Trust also reserves the right, subject to applicable law, to waive any defects, irregularities or conditions of tender as to particular Notes. A waiver of any defect or irregularity with respect to the tender of any Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Note. Any determination by Medical Properties Trust as to the validity, form, eligibility and acceptance of Notes for payment, or any interpretation by Medical Properties Trust as to the terms and conditions of the Tender Offer, is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. Any defect or irregularity in connection with tenders of Notes must be cured within such time as Medical Properties Trust determines, unless waived by Medical Properties Trust. Tenders of Notes shall not be deemed to have been made until all defects and irregularities have been waived by Medical Properties Trust or cured. None of Medical Properties Trust, the Operating Partnership, the trustee, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of Notes or will incur any liability to Holders for failure to give any such notice.

Acceptance of Notes for Purchase; Payment for Notes

Upon the terms of the Tender Offer and subject to the satisfaction or waiver of the conditions to the Tender Offer specified in this Offer to Purchase, other than, in the case of any waiver, those dependent upon the receipt of necessary government approvals, Medical Properties Trust will (a) accept for purchase Notes validly tendered (or defectively tendered, if Medical Properties Trust waives such defect) and not validly withdrawn, and (b) promptly pay the Total Consideration (plus accrued and unpaid interest) on the Settlement Date for all Notes accepted for purchase in the Tender Offer.

Medical Properties Trust expressly reserves the right, in its sole discretion, but subject to applicable law, to (a) delay acceptance for purchase of Notes tendered under the Tender Offer or the payment for Notes accepted for purchase (subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require that Medical Properties Trust pay the consideration offered or return Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer), or (b) terminate the Tender Offer.

For purposes of the Tender Offer, Medical Properties Trust will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes with respect to which Medical Properties Trust has waived such defect) if, as and when Medical Properties Trust gives oral (promptly confirmed in writing) or written notice thereof to the Depositary. With respect to tendered Notes that are to be returned to Holders, such Notes will be returned without expense to the tendering Holder promptly (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered) after the expiration or termination of the Tender Offer.

Medical Properties Trust will pay for Notes accepted for purchase in the Tender Offer by depositing such payment in cash with the Depositary or, at the direction of the Depositary, with DTC, which will act as agent for the tendering Holders for the purpose of receiving tenders of Notes, the applicable Total Consideration and accrued and unpaid interest and transmitting the applicable Total Consideration and accrued and unpaid interest to such Holders. Payment shall be deemed to have been made by Medical Properties Trust upon the transfer by Medical

Properties Trust of the applicable Total Consideration, plus accrued and unpaid interest, payable through, but not including the date of such transfer, to the Depositary or, if so directed by the Depositary, to DTC. Under no circumstances will interest on the applicable Total Consideration be paid by Medical Properties Trust by reason of any delay on the part of the Depositary in making payment to the Holders entitled thereto or any delay in the allocation or crediting of monies received by DTC to participants in DTC or in the allocation or crediting of monies received by participants to beneficial owners.

Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

If, for any reason, acceptance for payment, or payment for, validly tendered Notes pursuant to the Tender Offer is delayed, or Medical Properties Trust is unable to accept for purchase or to pay for validly tendered Notes pursuant to the Tender Offer, then the Depositary may, nevertheless, on behalf of Medical Properties Trust, retain the tendered Notes, without prejudice to the rights of Medical Properties Trust described under “—Expiration Date; Withdrawal Date; Extensions; Amendments” and “—Conditions to the Tender Offer” above and “—Withdrawal of Tenders” below, but subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require that Medical Properties Trust pay the consideration offered or return the Notes tendered promptly after the termination or withdrawal of the Tender Offer.

If any tendered Notes are not accepted for payment for any reason pursuant to the terms and conditions of the Tender Offer, such Notes (a) will be credited to an account maintained at DTC, designated by the participant therein who so delivered such Notes promptly following the Expiration Date or the termination of the Tender Offer or (b) if the Holder of record holds physical Notes, such Notes will be returned by delivery of a certificate representing such returned principal amount (including delivery of the original certificate tendered if none of such Holder’s tendered Notes are accepted).

Medical Properties Trust may transfer or assign, in whole or, from time to time, in part, to one or more of its affiliates or any third party the right to purchase all or any of the Notes tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve Medical Properties Trust of its obligations under the Tender Offer and will in no way prejudice the rights of tendering Holders to receive payment for Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the Tender Offer.

Tendering Holders of Notes purchased in the Tender Offer will not be obligated to pay brokerage commissions or fees to Medical Properties Trust, the Dealer Manager, the Depositary or the Information Agent or, except as set forth below, to pay transfer taxes with respect to the purchase of their Notes. If, however, the applicable Total Consideration is to be paid to, or if Notes not tendered or not accepted for payment are to be registered in the name of, any person other than a Holder, the amount of any transfer taxes (whether imposed on the Holder or such other person) payable on account of the transfer to such person will be deducted from the applicable Total Consideration unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. Medical Properties Trust will pay all other charges and expenses in connection with the Tender Offer. See “Dealer Manager; Depositary; Information Agent.”

The Notes are governed by the indenture under which the Notes were issued, as amended or supplemented to date. There are no appraisal or other similar statutory rights available to Holders in connection with the Tender Offer.

Withdrawal of Tenders

The Notes subject to the Tender Offer tendered on or prior to the Withdrawal Date may be validly withdrawn at any time on or prior to the applicable Withdrawal Date, but not thereafter,

except in certain limited circumstances where additional withdrawal rights are required by law (as determined by Medical Properties Trust).

If a Holder validly withdraws a tender, such Holder will no longer be eligible to receive the applicable consideration on the Settlement Date (unless such Holder validly re-tenders such Notes on or prior to the applicable Expiration Date).

If the Tender Offer is terminated, Notes tendered pursuant to the Tender Offer will promptly be returned to the tendering Holders. For a withdrawal of a tender of Notes to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date by mail, fax or hand delivery or by a properly transmitted “Request Message” through ATOP. Any such notice of withdrawal must (a) specify the name of the Holder who tendered the Notes to be withdrawn and, if different, the name of the registered Holder of such Notes (or, in the case of Notes tendered by book-entry transfer, the name of the DTC participant that appears on the security position listing as the owner of such Notes), (b) contain the description of the Notes to be withdrawn (including the principal amount of the Notes to be withdrawn and, in the case of Notes tendered by delivery of certificates rather than book-entry transfer, the certificate numbers thereof), (c) unless transmitted through ATOP, be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantees (or, in the case of Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed in the applicable Agent’s Message), or be accompanied by evidence satisfactory to Medical Properties Trust that the person withdrawing the tender has succeeded to the beneficial ownership of such Notes, and (d) if the Letter of Transmittal was executed by a person other than the registered Holder, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such Holder. The signature on the notice of withdrawal must be guaranteed by a Medallion Signature Guarantor unless such Notes have been tendered for the account of an Eligible Institution. If certificates for the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected. Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer. Withdrawal of Notes may only be accomplished in accordance with the foregoing procedures. Notes validly withdrawn may thereafter be re-tendered at any time on or prior to the Expiration Date by following the procedures described under “—Procedures for Tendering.”

Medical Properties Trust will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender. Any such determination is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. None of Medical Properties Trust, the Dealer Manager, the Depositary or the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

If Medical Properties Trust is delayed in its acceptance for purchase of, or payment for, any Notes or is unable to accept for purchase or pay for any Notes pursuant to the Tender Offer for any reason, then, without prejudice to Medical Properties Trust’s rights hereunder, but subject to applicable law, tendered Notes may be retained by the Depositary on behalf of Medical Properties Trust and may not be validly withdrawn (subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require that Medical Properties Trust pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer).

CERTAIN MARKET INFORMATION CONCERNING THE NOTES

There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of such Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. To Medical Properties Trust’s knowledge, the Notes of are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available.

Medical Properties Trust’s common stock into which the Notes are exchangeable, is listed on the New York Stock Exchange under the symbol “MPW.” The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for each share of Medical Properties Trust’s common stock and the distributions per share declared by Medical Properties Trust, as reported on the New York Stock Exchange.

	High	Low	Distribution

Year ended December 31, 2007
First Quarter	$16.70	$14.44	$0.27
Second Quarter	15.25	12.16	0.27
Third Quarter	13.88	10.86	0.27
Fourth Quarter	13.99	9.80	0.27
Year ended December 31, 2008
First Quarter	$13.00	$9.56	$0.27
Second Quarter	12.89	10.10	0.27
Third Quarter	11.96	9.40	0.27
Fourth Quarter	11.34	3.67	0.20
Year ended December 31, 2009
First Quarter	$6.76	$2.76	$0.20
Second Quarter	6.96	3.50	0.20
Third Quarter	8.24	5.63	0.20
Fourth Quarter	10.57	7.50	0.20
Year ended December 31, 2010
First Quarter	$11.42	$9.15	$0.20
Second Quarter (through April 9, 2010)(1)	$11.10	$10.47	NA

(1)	Our board of directors declared a dividend of $0.20 per share of common stock to be paid on April 14, 2010 to stockholders of record on March 18, 2010.

On April 9, 2010, the last reported sale price of Medical Properties Trust’s common stock on the New York Stock Exchange was $10.94 per share.

HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR MEDICAL PROPERTIES TRUST’S COMMON STOCK AND THE NOTES PRIOR TO MAKING ANY DECISION WITH RESPECT TO THIS TENDER OFFER.

CERTAIN SIGNIFICANT CONSIDERATIONS

You should review carefully the considerations described below, as well as the other information contained or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, before deciding whether to tender your Notes in the Tender Offer.

Risks Associated with Tender Offer

Position of Medical Properties Trust Concerning the Tender Offer

Neither we, nor our board of directors, nor the Operating Partnership, nor the Dealer Manager, the Depositary, the Information Agent, the trustee or any of their respective affiliates makes any recommendation to any Holder whether to tender or refrain from tendering any or all of such Holder’s Notes and none of them has authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in this Offer to Purchase, including the documents incorporated by reference, consult their own investment, legal and tax advisors and make their own decisions on whether to tender the Notes.

Effect of the Tender Offer on Holders of Notes Tendered and Accepted in the Tender Offer

If a Holder’s Notes are tendered and accepted pursuant to the Tender Offer, such Holder will receive the applicable Total Consideration, plus accrued and unpaid interest to, but not including, the Settlement Date on such Notes, but such Holder will give up all rights and benefits associated with ownership of such Notes.

Conditions to the Consummation of the Tender Offer

The consummation of the Tender Offer is subject to the satisfaction of several conditions. See “Terms of the Tender Offer—Conditions to the Tender Offer.” In addition, subject to applicable law, we may terminate the Tender Offer for any reason in our sole discretion. There can be no assurance that such conditions will be met, that we will not terminate the Tender Offer, or that, in the event that the Tender Offer is not consummated, the market value and liquidity of the Notes will not be materially adversely affected.

Treatment of Notes Not Tendered in the Tender Offer

Notes not tendered and purchased in the Tender Offer will remain outstanding. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the indenture governing the Notes, will remain unchanged. No amendments to these documents are being sought. From time to time in the future, we may acquire Notes that are not tendered in the Tender Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we might choose to pursue in the future. Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither Medical Properties Trust nor its affiliates may purchase any Notes otherwise than pursuant to the Tender Offer until 10 business days after the applicable Expiration Date or other date of termination of the Tender Offer.

Effect of Capped Call Transaction on Notes Not Tendered

We anticipate terminating the capped call transaction that we entered into with certain hedge counterparties at the time of the pricing of the Notes. In connection with the capped call transaction, these hedge counterparties or their affiliates have purchased our common stock in the open market and/or entered into various derivative transactions with respect to our common stock. In order to unwind their hedge positions, the hedge counterparties or their affiliates expect to sell our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock at the time of the Tender Offer. The effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and could have the effect of decreasing the price of our common stock during any observation period related to an exchange of any untendered Notes.

Limited Trading Market

None of the Notes are listed on any national or regional securities exchange. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed only as approximations. Holders are urged to contact their brokers with respect to current information regarding the Notes. To the extent that Notes are tendered and accepted in the Tender Offer, any existing trading market for the remaining Notes may become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. The reduced float may also make the trading price of the Notes that are not tendered and accepted for payment more volatile. Consequently, the liquidity, market value and price volatility of such Notes that remain outstanding may be adversely affected. Holders of such unpurchased Notes may attempt to obtain quotations for the Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Tender Offer. The extent of the public market for the Notes following consummation of the Tender Offer will depend upon the number of Holders remaining at such time, the interest in maintaining a market in such Notes on the part of securities firms and other factors.

Federal Income Tax May Be Imposed on Payments to Non-U.S. Holders

Although the applicability of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, to the Notes is not entirely clear, based on the law, facts and circumstances as they currently exist, we intend to take the position that payment of the Total Consideration to Non-U.S. Holders with respect to the Notes is not subject to U.S. income or withholding tax under FIRPTA. However, the IRS could disagree with our position. See “Certain United States Federal Income Considerations — Tax Consequences to Non-U.S. Holders.”

Risks Associated with Medical Properties Trust’s Indebtedness

Ability to Pay our Debt and Other Obligations

If our cash flow is inadequate to meet our and our subsidiaries’ existing and future debt and other obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the Notes outstanding after the consummation of the Tender Offer or our other obligations, we will be in default under the terms thereof, which will permit the Holders of the Notes and our other obligations to accelerate the maturity of the Notes and such other obligations and also could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we cannot assure the Holders that we would be able to repay amounts due in respect of the Notes if payment on the Notes were to be accelerated following the occurrence of an Event of Default (as defined in the indenture governing the Notes, as amended).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences of the disposition of Notes pursuant to the Tender Offer. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the United States Internal Revenue Service (“IRS”) would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is a United States person. A United States person is a person that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust if either (a) a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (b) it has a valid election in effect to be treated as a United States person. The term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular beneficial owners of the Notes in light of their personal circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of beneficial owners of the Notes subject to special treatment under the U.S. federal income tax laws such as banks, financial institutions, insurance companies, retirement plans, certain United States expatriates and former long-term residents of the United States, dealers or traders in securities or currencies, brokers, S corporations, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, tax-exempt organizations, individual retirement accounts or other tax-deferred accounts, persons holding the Notes as part of a “straddle,” “hedge,” “wash sale,” “constructive sale,” “conversion transaction,” or other integrated investment, U.S. Holders whose functional currency is not the U.S. dollar and Non-U.S. Holders, except as specifically described below. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws or the alternative minimum tax.

This discussion assumes that U.S. Holders and Non-U.S. Holders hold the Notes as “capital assets” (as defined in Section 1221 of the Code). This discussion is limited to the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders disposing of Notes pursuant to the Tender Offer.

If a partnership (including for these purposes any other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding Notes and partners in such partnerships should consult their own tax advisors as to the tax consequences of a disposition of Notes pursuant to the Tender Offer, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

Beneficial owners of the Notes are advised to consult their own tax advisors as to the tax consequences of a disposition of Notes pursuant to the Tender Offer, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

Tax Consequences to U.S. Holders

Sale of Notes Pursuant to the Tender Offer

The receipt of cash for Notes pursuant to the Tender Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that receives cash in exchange for Notes pursuant to the Tender Offer generally will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received for such Notes (other than amounts attributable to accrued and unpaid interest, which amounts will be treated as ordinary interest income to the extent not previously included in the U.S. Holder’s gross income, regardless of whether the U.S. Holder otherwise recognizes an overall loss on the sale of Notes pursuant to the Tender Offer) and (ii) the U.S. Holder’s adjusted tax basis in the tendered Notes. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of such Note to such Holder, increased by any amounts of original issue discount accrued with respect to such Note by such Holder and by any amounts of market discount with respect to such Note that such Holder has elected to include in income, and decreased (but not below zero) by any amounts of amortizable bond premium with respect to such Note that such Holder has previously elected to use to offset interest income on a Note. Gain or loss will be calculated separately for each block of Notes tendered by a U.S. Holder. Subject to the market discount rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year.

An exception to the capital gain treatment described in the preceding paragraph applies to a U.S. Holder who holds a Note with “market discount.” Market discount is the amount by which the principal amount of the Note (or, in the case of a Note with original issue discount, the issue price of the Note as increased by all original issue discount accrued with respect to the Note before its acquisition) exceeded the U.S. Holder’s tax basis in the Note immediately after its acquisition, generally at a time other than the Note’s original issuance. A Note is considered to have no market discount if such excess is less than 1/4 of 1% of the principal amount of the Note multiplied by the number of complete years from the U.S. Holder’s acquisition date of the Note to its maturity date. The gain recognized by the U.S. Holder of a Note with market discount will be treated as ordinary income to the extent that market discount has accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) from the U.S. Holder’s acquisition date to the date of sale, unless the U.S. Holder has elected to include market discount in income currently as it accrues. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments made to U.S. Holders, other than certain exempt recipients (such as corporations), that sell their Notes pursuant to the Tender Offer.

A U.S. Holder whose Notes are tendered and accepted for payment pursuant to the Tender Offer may be subject to backup withholding (currently at a 28% rate) with respect to the cash proceeds from the sale of such Notes unless such Holder (a) is a corporation or other exempt recipient and, when required, establishes this exemption or (b) provides its correct taxpayer identification number, certifies under penalties of perjury that it is not currently subject to backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may be refundable if such amounts exceed such liability, provided the required information is timely furnished to the IRS. The information reporting requirements generally will apply regardless of whether backup withholding is required.

Tax Consequences to Non-U.S. Holders

The rules governing U.S. federal income taxation of Non-U.S. Holders are complex and no attempt will be made to provide more than a brief summary of such rules. Non-U.S. Holders should consult their own tax advisors to determine the effect of U.S. federal, state, local and non-U.S. tax laws, as well as tax treaties, with regard to a sale of the Notes pursuant to the Tender Offer.

Sale of Notes Pursuant to the Tender Offer

Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder upon the receipt of cash (other than cash attributable to accrued and unpaid interest) in exchange for a Note pursuant to the Tender Offer generally will not be subject to U.S. federal income or withholding tax so long as: (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, (ii) in the case of a foreign individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year, and (iii) the Notes do not constitute “United States real property interests,” or USRPIs, within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”).

Under FIRPTA, notes generally will be treated as USRPIs if they are exchangeable for interests in stock of a domestic corporation and the majority of the domestic corporation’s assets consists of interests in U.S. real property, as is expected to be the case with Medical Properties. However, although the law is not entirely clear, Notes held by a Non-U.S. Holder may be exempt from treatment as a USRPI under FIRPTA if (i) the common stock into which the notes are exchangeable is part of a class of stock that is regularly traded on an established securities market and such Non-U.S. Holder holds Notes that, on the date of their acquisition, had a fair market value equal to or less than the fair market value on that date of five percent of the Medical Properties common stock (assuming such Non-U.S. Holder does not, actually or constructively pursuant to certain attribution rules, own any other interest in Medical Properties), or (ii) Medical Properties is and remains at all times a domestically-controlled REIT. Medical Properties will be a domestically-controlled REIT on the Settlement Date if at all times during the preceding five-year period it has been a REIT and less than 50% in value of its stock has been held directly or indirectly by non-U.S. persons. Medical Properties Trust believes that, currently, it is a domestically controlled REIT but can not assure you that it is a domestically-controlled REIT, and even if it currently is, because its common stock is publicly traded, there can be no assurance that it will continue to be a domestically controlled REIT at the time of the Settlement Date. Furthermore, while Medical Properties common stock is currently regularly traded on an established securities market, there can be no assurance that it will continue to be so traded in the future.

Although the application of the above exceptions from FIRPTA to the Notes is not entirely clear, based on the law, facts and circumstances as they currently exist, we currently intend to take the position that the Notes will not constitute USRPIs as of the Settlement Date provided that at such time either (i) Medical Properties common stock is regularly traded on an established securities market and the applicable Non-U.S. Holder does not exceed the ownership limits described above; or (ii) Medical Properties continues to believe that it is and has been a domestically controlled REIT. Accordingly, provided these conditions continue to be met, we currently do not intend to withhold U.S. federal income tax from payment of the

Tender Offer Consideration to a Non-U.S. Holder. However, it is possible that the IRS could disagree with our position, in which case any Non-U.S. Holder would be liable for U.S. federal income tax under FIRPTA upon the payment of the cash in exchange for Notes pursuant to the Tender Offer, and could be liable for interest and penalties if such Non-U.S. Holder fails to timely file a U.S. federal income tax return and pay such tax when due. If neither of the conditions described above apply, we intend to withhold 10% of any amounts payable to a Non-U.S. Holder on payment of the Tender Offer Consideration.

Amounts Attributable to Accrued and Unpaid Interest

The gross amount of cash payments attributable to accrued and unpaid interest paid to a Non-U.S. Holder pursuant to the Tender Offer generally will not be subject to U.S. federal income or withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the capital or profits interests of the Operating Partnership;

•	the Non-U.S. Holder is not (a) a “controlled foreign corporation” that is a “related person” with respect to the Operating Partnership (each within the applicable meaning of the Code) or (b) a bank that received the Notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the accrued and unpaid interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

•	the Company or its paying agent has received or receives appropriate documentation establishing that the Non-U.S. Holder is not a United States person.

A Non-U.S. Holder that does not qualify for exemption from U.S. federal income tax under the above exceptions may nevertheless be entitled to the benefits of an income tax treaty under which the interest is exempt from U.S. federal withholding tax if the Non-U.S. Holder provides an IRS Form W-8BEN claiming the exemption. A Non-U.S. Holder that is not entitled to the benefits of such an income tax treaty and that does not otherwise qualify for exemption from U.S. federal income tax under the above exceptions generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of accrued and unpaid interest that are not effectively connected with the conduct of a United States trade or business.

Income Effectively Connected with a U.S. Trade or Business

If a payment received in respect of accrued and unpaid interest on Notes or gain realized by a Non-U.S. Holder on a sale of Notes pursuant to the Tender Offer is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder), such interest or gain will be subject to U.S. federal income tax on a net income basis generally in the same manner as a U.S. Holder (and, with respect to corporate Non-U.S. Holders, may also be subject to a 30% branch profits tax). If accrued and unpaid interest is effectively connected with a United States trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment), such payments will not be subject to U.S. withholding tax so long as the relevant Non-U.S. Holder provides the Company or its paying agent with the appropriate documentation.

Non-U.S. Holders should consult their own tax advisors regarding the availability of a refund of any U.S. withholding tax.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the notes. Information reporting requirements and backup withholding generally will not apply to the payment of cash pursuant to the Tender Offer to a Non-U.S. Holder in exchange for a Note if an appropriate IRS Form W-8 is duly provided by such holder, provided that the withholding agent does not have actual knowledge that the holder is a United States person. Information reporting requirements and backup withholding will not apply to the payment of cash to a Non-U.S. Holder in exchange for a Note in a sale effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation within the meaning of the Code or (iv) is a U.S. branch of a foreign bank or a foreign insurance company. Payment of the cash in any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding, but will be subject to the information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the cash to a Non-U.S. Holder in any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note duly provides an appropriate IRS Form W-8 or otherwise establishes an exemption. Any amount withheld from a payment to a holder of a note under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS.

THE FOREGOING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT A TAX ADVICE. ACCORDINGLY, EACH BENEFICIAL OWNER OF NOTES SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF TENDERING NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

DEALER MANAGER; DEPOSITARY; INFORMATION AGENT

We have retained Deutsche Bank Securities Inc. to act as Dealer Manager (the “Dealer Manager”) in connection with the Tender Offer. The Dealer Manager may contact Holders regarding the Tender Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of the Notes.

We have agreed to pay the Dealer Manager a fee for its services as Dealer Manager in connection with the Tender Offer. In addition, we will reimburse the Dealer Manager for its reasonable out-of-pocket expenses. We have also agreed to indemnify the Dealer Manager and its affiliates against certain liabilities in connection with its services, including liabilities under the federal securities laws. At any given time, the Dealer Manager and its affiliates may trade the Notes or other securities of Medical Properties Trust or the Operating Partnership for its own account or for the accounts of its customers and, accordingly, may hold a long or short position in the Notes.

The Dealer Manager is acting as joint book runner in the Equity Offering and has provided in the past, and/or is currently providing, other investment and commercial banking and financial advisory services to us. The Dealer Manager and its affiliates may in the future provide various investment and commercial banking and other services to us for which it would receive customary compensation from us.

Global Bondholder Services Corporation has been appointed Depositary (the “Depositary”) for the Tender Offer. All deliveries and correspondence sent to the Depositary should be directed to the address set forth on the back cover of this Offer to Purchase. We have agreed to pay the Depositary reasonable and customary fees for its services and to reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Depositary for certain liabilities, including liabilities under the federal securities laws.

Global Bondholder Services Corporation has been appointed Information Agent (the “Information Agent”) for the Tender Offer. Requests for additional copies of documentation may be directed to the Information Agent at the address set forth on the back cover of this Offer to Purchase.

In connection with the Tender Offer, directors and officers of Medical Properties Trust and regular employees of Medical Properties Trust (who will not be specifically compensated for such services) may solicit tenders by use of the mails, personally or by telephone.

MISCELLANEOUS

The Tender Offer is being made to all Holders of Notes. We are not aware of any jurisdiction in which the making of the Tender Offer is not in compliance with applicable law. In any jurisdiction in which the Tender Offer is required to be made by a licensed broker or dealer, they shall be deemed to be made by the Dealer Manager on behalf of Medical Properties Trust or one or more registered brokers or dealers licensed under the laws of such jurisdiction. If we become aware of any jurisdiction in which the making of the Tender Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Tender Offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) the owners of Notes residing in any such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Medical Properties Trust, the Dealer Manager, the Depositary or the Information Agent that is not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

The Depositary for the Tender Offer is:
Global Bondholder Services Corporation

By Mail, Overnight Courier or Hand: Global Bondholder Services Corporation 65 Broadway, Suite 404 New York, New York 10006 Attention: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): (212) 430-3775 Attention: Corporate Actions For Confirmation by Telephone: (212) 430-3774

Any questions regarding procedures for tendering Notes or requests for additional copies of this Offer to Purchase should be directed to the Information Agent at its address and telephone numbers set forth below. Questions regarding the terms of the Tender Offer should be directed to the Dealer Manager at its address and telephone numbers set forth below.

The Information Agent for the Tender Offer is:

Global Bondholder Services Corporation

65 Broadway, Suite 404
New York, New York 10006
Attention: Corporate Actions
Banks and Brokers, Call Collect:
(212) 430-3774
All Others Call Toll-Free:
(866) 470-4300

The Dealer Manager for the Tender Offer is:

Deutsche Bank Securities Inc.

100 Plaza One
Jersey City, New Jersey 07311
U.S toll free: (800) 503-4611
Email: prospectus.cpdg@db.com